Exhibit 99.2

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

The following Management’s Discussion and Analysis (“MD&A”), prepared as of May 28, 2021, should be read in conjunction with the unaudited condensed interim consolidated financial statements of ParcelPal Technology Inc. (“ParcelPal” or “the Company”) for the period ended March 31, 2021 together with the audited financial statements of the Company for the year ended December 31, 2020 and the accompanying MD&A for that fiscal year. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All financial amounts are stated in Canadian dollars unless stated otherwise.

Additional information relating to the Company and its operations is available under the Company’s profile on SEDAR at www.sedar.com.

The incorporation jurisdiction of ParcelPal Technology Inc. is British Columbia.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian Dollars unless otherwise indicated. Unless otherwise noted or the context indicates otherwise, “we”, “us”, “our”, the “Company” or “ParcelPal” refer to ParcelPal Technology Inc. and its direct and indirect subsidiaries.

FORWARD LOOKING STATEMENTS

This MD&A includes certain “forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future business operations of the Company, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results "will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this MD&A relate to, among other things, the Company expanding into additional markets, management’s expectations regarding the liquidity of the Company, the Company’s fee structure, and the Company’s plans with respect to managing liquidity risk. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nascent branding, social media technology, which is affected by numerous factors beyond the Company’s control; the Company’s ability to succeed in the North American market; and access to debt and equity; and the early stage of the Company’s business. The Company is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the ability to access debt or equity financing, as necessary. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including their knowledge of the current sales trends, general economic conditions affecting the Company and the Canadian and US economies. Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding the Company’s continued ability to fund its business, rates of customer defaults, acceptance of its products in the current marketplace and acceptance of its products in other marketplaces, as well as its operating cost structure and current and future trends in social media advertising and traditional print media. Although the Company believes the assumptions used to make such statements are reasonable at this time, there may be other factors that cause results not to be as anticipated, estimated or intended.

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

HIGHLIGHTS

•
On April 8, 2021, the Company signed an agreement with Sysco@Home to provide delivery services in Calgary and Edmonton. Sysco@Home is a global leader in selling, marketing and distributing food products and the “at-home” division offers a wide range of quality food products that allows residents to stock-up and elevate their at-home food experience. The Company will look to expand into additional territories with Sysco@home in the near future.

•
On April 6, 2021, the Company integrated Dispatch Science as a last mile delivery and cross docking platform. The delivery management software will help automate certain processes and result in annualized cost savings and increased efficiency of operations.

•
On April 5, 2021, the Company signed an agreement with Bayshore Specialty RX, a subsidiary of Bayshore Health, to provide delivery services to facilities initially in the Vancouver area with expansion to follow. Bayshore Specialty RX has over 100 locations across Canada, including 65 home care offices, 13 pharmacies and 90+ clinics and provides care to over 350,000 customers.

•
On April 1, 2021, the Company announced its expansion with Oco Meals, a meal prep company that provides a weekly subscription services for pre-cooked meals made by small restaurant and local catering chefs. The Company is now delivering for Oco Meals in Vancouver and the greater Toronto area.

COMPANY OVERVIEW AND OUTLOOK

ParcelPal Technology Inc., a Vancouver based company that specializes in last-mile delivery service and logistics solutions. The Company has hubs in Vancouver, Calgary and Toronto and offers delivery and logistics solutions for business to business, business to customer and any other tailored creative solution partners may require.

ParcelPal’s business strategy started with hitting major urban centers. With success, the Company has decided to aim to launch in every major urban center in Canada while expanding regionally, in parallel. Starting in Vancouver City, the company has expanded across the entire lower mainland, offering same day delivery and next day delivery for select clients. ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same day and next day delivery for select clients.

ParcelPal operates from its head office in Vancouver, British Columbia and our operations are currently managed from here. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has hundreds of employees, including the delivery team.

Forward Looking Growth and Business Strategies

ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable. To execute this part of our strategy, we will need to open a dedicated warehouse facility in which we can sort, ship and create more efficient delivery routes. This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins. With the recent capital raise that we have done, along with having an equity line of credit at our disposal, we have the resources and capital to execute on this plan This to both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2021. The Company’s strategic priorities include:

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

•	Targeting to be cash flow positive by the end of calendar year 2021;
•	Targeting at least 50 percent revenue growth for calendar year 2021 and significantly improving operating margins by up to 15 percent;
•	Increasing the number of merchants in various verticals for next-day and same-day delivery services for the B2B markets, enabling easier customer acquisitions and business integration;
•	Hiring sales leaders and execution teams in current and potential markets
•	Expanding revenue diversification through large e-commerce contracts, and potential acquisitions;
•	Continue expanding into the Amazon ecosystem throughout Canada and the United States;
•	Integrate a new last-mile delivery platform to maximize revenue potential, streamline services and increase overall margins; and
•	Deliver more than ten million total packages by the end of 2021.

The Company will increase monthly recurring revenue by continuously adding new merchants, delivery verticals and drivers to the platform. Monthly fees from merchants is part of ParcelPal’s plan for additional revenue streams. In addition to ParcelPal’s current services, ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform.

One of the Company’s priorities is to increase our footprint with Amazon and with other small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. Other more profitable areas such as home-meal kit and large retail chain store deliveries are those which we will increasingly target. The Company has also moved into same and next day prescription drug deliveries for nursing homes and expanding into the general population. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.

Revenue

The Company currently has one revenue stream which is through billable contracts such as Amazon.com Inc and other merchants.

GOING CONCERN

The Company has financed its operations through equity issuances. The Company had a net loss of $1,392,616 for the three months ended March 31, 2021 (2020 – $897,755) and has a deficit of $18,321,278 as at March 31, 2020 (December 31, 2020 – $16,928,662).

The Company has incurred significant operating losses and negative cash flows from operations in recent years. As a result of the foregoing, there is significant doubt about the Company's ability to continue as a going concern. The financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Whether and when the Company can attain profitability and positive cash flows is uncertain. The Company is working to expand its operations and it is expected that the Company’s liquidity will fluctuate as a result of any expansion. The fee structure for the services offered by the Company is expected to remain constant for the foreseeable future.

The continuation of the Company as a going concern is dependent upon completing a short-term financing for sufficient working capital to maintain operations, reducing operating expenses, increasing revenues and commencing profitable operations in the future. Risks that may materially affect the Company’s future performance include: the possibility of discontinuance of operations of the Company, the risk that the Company is unable to find suitable investors for a financing, the risk that the Company will not be able to expand operations, the risk that the Company will not be successful due to general risks relating to the mobile application industry, the failure of the Company’s app to gain market acceptance, potential challenges to the intellectual property utilized in the Company’s app, and competition risks. The Company recognizes the threats posed by operating in an uncertain global economic environment. This uncertainty may continue to impact the Company’s industry, resulting in a lower demand for some of its services and its partners’ products.

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

The Company is in its growth phase and it is expected that the Company will continue to incur losses until significant revenues are generated as management executes its business plan. The Company began generating revenue in the period ending September 30, 2017; however, as at March 31, 2021, the Company had not achieved a positive cash flow from operations.

The Company manages liquidity risk by maintaining sufficient cash balances and adjusting the operating budget and expenditures to ensure that there is sufficient capital in order to meet short-term and other specific obligations. The Company plans to control spending and prudently allocate financial resources to optimize value. The Company will seek additional financing through equity financings until the Company reaches profitability. In order to increase sales, the Company intends to ensure that the service provided meets the needs of existing and potential customers and is competitively priced. The Company plans to continue to develop, innovate and continuously improve current and new technologies in a timely and cost-effective manner. Management believes that the likelihood of completing these plans is high, and the Company has sufficient financial resources to meet its planned operations for the foreseeable future.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUMMARY OF QUATERLY RESULTS

Following is a table of the income, total assets, operating loss for the past eight quarters.

	Quarter ended
	March 31, 2021 $	December 31, 2020 $	September 30, 2020 $	June 30, 2020 $
Revenue	1,188,918	2,304,888	1,466,528	1,445,587
Total assets	868,362	999,238	726,572	1,086,209
Net loss	(1,392,616)	(2,056,372)	(1,095,404)	(824,551)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Dividends	-	-	-	-

	Quarter ended
	March 31, 2020 $	December 31, 2019 $	September 30, 2019 $	June 30, 2019 $
Gross profit	1,100,327	1,941,703	1,299,275	770,452
Total assets	771,389	1,328,620	1,212,347	1,451,101
Net loss	(897,755)	(640,222)	(713,341)	(1,897,012)
Loss per share	(0.01)	(0.00)	(0.01)	(0.02)
Dividends	-	-	-	-

Revenue during the three months ended March 31, 2021 was $88,591 greater than in the comparative period ended March 31, 2020, this is primarily because of an increase in non-Amazon revenue. Overall revenue decreased from the quarter ended December 31, 2020 but this was expected and is consistent with past years as the year end quarters see increased Amazon demand.  The Company continues to see year over year increases in total revenue and expects this to continue as it expands its non-Amazon client base.

Loss for the period ended December 31, 2020 was greater than other periods due to non-cash items such as a loss on derivative liability of $866,238 (2019 - $nil), interest expense primarily related to the convertible notes of $323,931 (2019 - $29,958) and share-based compensation expense of $473,103 (2019 - $776,962). During the period ended December 31, 2020 the Company also recorded settlements with certain venders that the Company was no longer engaged with and recorded a loss on debt settlement of $191,773 (2019 - $857)

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

SELECTED RESULTS

During the three months ended March 31, 2021 Company had a net loss of $1,392,616 compared to $897,755 during the three months ended March 31, 2020. The change in net loss is due to the following:

i)	Marketing and promotion decreased to $nil (2020 - $12,882) as the Company reduced marketing activity in an effort to conserve cash and focus on operational growth.
ii)	Management and director fees increased to $191,155 (2020 - $nil), and is consideration paid to the CEO and CFO of the Company.
iii)	Share-based compensation increased to $222,852 (2020 - $42,687) due to stock options being granted during the current period.
v)	Salaries decreased to $129,676 (2020 - $296,993) as the Company continues to streamline its processes and operations to become leaner and more efficient.
vi)	Office and miscellaneous decreased to $157,637 (2020 - $329,665) as the Company limited non-essential expenditures and focused on operational efficiencies in an effort to reduce operating expenses.
vii)	Derivative liability expense increased to $404,692 (2020 - $nil) related to the fair value of the derivative liability arising from the convertible note and is a non-cash expense.
viii)	The Company recorded interest expense of $162,709 (2020 - $5,742) primarily related to interest and accretion on the convertible notes.

RIGHT-OF-USE ASSETS AND VEHICLES

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at March 31, 2021 and December 31, 2020 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2019	-	894,046	894,046
Additions	166,501	358,423	524,924
Disposal	-	(881,676)	(881,676)
Balance, December 31, 2020	166,501	370,793	537,294
Additions	-	159,521	159,521
Disposal	(26,108)	(130,498)	(156,606)
Balance, March 31, 2020	140,393	399,816	540,209

Accumulated amortization
Balance, December 31, 2019	-	683,789	683,789
Amortization	16,559	372,300	388,859
Disposal	-	(879,053)	(879,053)
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	17,549	59,862	77,411
Disposal	(3,264)	(130,498)	(133,762)
Balance, March 31, 2020	30,844	106,400	137,244

Net Book Value
Balance, December 31, 2020	149,942	193,757	343,699
Balance, March 31, 2021	109,549	293,416	402,965

During the three months ended March 31, 2021, the Company included $77,411 (2020 - $92,863) of amortization in cost of sales.

On October 1, 2020, the Company purchased vehicles for $132,466 to increase its delivery capacity. The Company paid $77,999 in cash and financed the remaining $54,467 via short term loans. The loans are non-interest bearing and due on January 31, 2021.

On December 31, 2020 upon expiration of certain vehicle leases the Company purchased the previously leased vehicles for $34,035.

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

During the three months ended March 31, 2021, the Company disposed of two vehicles and received $15,314 and recorded a write-off of asset of $7,530.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2020 the Company had a working capital deficit of $2,019,332 compared to a working capital deficit of $2,379,864 as at December 31, 2020.

During the three months ended March 31, 2021, net cash flows used by operating activities was $708,575 (2020 - $265,846), primarily related to the payment of previously accrued liabilities. The Company’s financing activities provided $671,241 (2020 – used $29,658) primarily from the issuance of additional convertible notes and the exercise of warrants and options.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company has material financial uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

FINANCING ACTIVITIES

During the three months ended March 31, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,500.
h)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

On January 15, 2021, the Company issued a convertible note for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%.

On March 12, 2021, the Company issued a convertible note for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%.

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

SEGMENTED INFORMATION

Significant customer sales are as follows:

Customers	Location	March 31, 2021 $	March 31, 2021%	March 31, 2020 $	March 31, 2020%
Customer A	Canada	1,095,702	92	745,324	97
Customer B	Canada	93,216	8	26,111	3

RELATED PARTY DISCLOSURES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three Months Ended March 31,
	2021 $	2020 $
Consulting fees	-	67,840
Management fees	191,155	-
Salaries and wages	19,688	-
Share-based compensation	222,852	-
Software development	-	28,272
	433,695	96,112

Included in accounts payable as at March 31, 2021 is $42,775 (December 31, 2020 - $85,669) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

CAPITAL MANAGEMENT

The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the period ended March 31, 2021.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors. There have been no changes in any risk management policies during the period ended March 31, 2021.

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity. Marketable securities are valued using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $76,251 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

OUTSTANDING SECURITIES

Authorized:	Unlimited common shares without par value

All share information is reported as of May 28, 2021 in the following table:

Type of Security	Number
Issued and outstanding common shares	113,052,420
Stock options with a weighted average exercise price of $0.15	11,250,000
Warrants with a weighted average exercise price of $0.15	1,227,477
Total	125,529,897

PARCELPAL TECHNOLOGY INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2021

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.